

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2023

Harel Gadot
Chief Executive Officer, President and Chairman
Microbot Medical Inc.
288 Grove Street, Suite 388
Braintree, MA 02184

> **Re: Microbot Medical Inc.**
> **Registration Statement on Form S-1**
> **Filed July 11, 2023**
> **File No. 333-273207**

Dear Harel Gadot:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen E. Fox, Esq.